FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  December 20, 2018

Press Release

Eltek Reports 2018 Third Quarter Financial Results

•	Revenues of $8.5 million
•	Gross profit of $973,000
•	Net loss of $463,000

PETACH-TIKVA, Israel, December 20, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended September 30, 2018.

Mr. Eli Yaffe, Chief Executive Officer, commented: “The third quarter of 2018 was the first quarter in my role as the CEO of Eltek. During this quarter our revenues were $8.5 million, up 10% from Q3-2017 and the net loss decreased to $463,000 from a net loss of $1.2 million in Q3-2017.

"As recently announced, we have established a new leadership team to implement our turnaround plan. We have begun a process of identifying the products that were underpriced and  they  are being addressed. In addition .efficiency measures have been implemented in order to reduce our break-even-point. Though there may be an initial reduction in sales volume, this should improve our on-time delivery performance, increase customer satisfaction and build sales from there and return to profitability."

"I see significant potential for Eltek in the high-end PCB market with our skilled engineers and experienced management. I am optimistic that we will be able to capitalize on our strengths in returning the Company to profitability and to renew our position as a leading high-end PCB manufacturer,” Mr. Yaffe concluded.

Highlights of the Third Quarter of 2018

•	Revenues for the third quarter of 2018 were $8.5 million, compared to $7.7 million in the third quarter of 2017;

•
Gross profit was $973,000 (11.4% of revenues), compared to gross loss of $32,000 (0.4% of revenues), in the third quarter of 2017. Excluding a $348,000 one-time amortization of a software system in Q3-2017 gross profit for the third quarter of 2017 was $316.000.

•	Operating loss was $307,000, compared to an operating loss of $1.2 million, in the third quarter of 2017;

•	Net loss was $463,000, or $0.23 per fully diluted share, compared to a net loss of $1.2 million, or $0.59 per fully diluted share in the third quarter of 2017;

•	EBITDA was $109,000 (1.3% of revenues), compared to a negative EBITDA of $422,000 (5.5% of revenues) in the third quarter of 2017;

•
Net cash provided by operating activities amounted to $164,000, compared to net cash used in operating activities of $1.3 million in the third quarter of 2017. The change is mainly attributable to the operating results in this quarter and changes in asset and liability accounts.

•	Cash and cash equivalents as of September 30, 2018 were $1.2 million, compared to $1.0 million as of September 30, 2017.

Highlights for the First Nine Months of 2018

•	Revenues for the first nine months of 2018 were $26.1 million, compared to $23.7 million in the first nine months of 2017;

•	Gross profit was $2.0 million (7.6% of revenues), compared to gross profit of $587,000 (2.5% of revenues) in the first nine months of 2017;

•	Operating loss was $1.7 million, compared to an operating loss of $2.9 million in the first nine months of 2017;

•	Net loss was $2 million, or $0.97 per fully diluted share, compared to a net loss of $3.1 million, or $1.53 per fully diluted share, in the first nine months of 2017;

•	EBITDA was a negative $374,000 (1.4% of revenues) compared to a negative EBITDA of $1.2 million (5.1% of revenues) in the first nine months of 2017;

•	Net cash used in operating activities amounted to $951,000 million compared to net cash used in operating activities of $2.6 million in the first nine months of 2017.

Financial Status

As of September 30, 2018, the Company was not in compliance with its financial covenants with its banks and does not expect to be in compliance at December 31, 2018. The Company has initiated discussions with its banks to obtain waivers for such non-compliance. As a result, long term bank loans amounting to $215,000 were reclassified from long term to short term.

In April 2018, Nistec, our controlling shareholder, provided a letter of commitment to the Company to provide additional financing in the amount of up to $2.5 million, valid for one year, of which $2.2 million has been utilized. It should be noted that the Company is making efforts to improve operations and its cash position (including applicable waivers), although there is no certainty that the Company will be able to attain these goals.

Nasdaq Continued Listing Status

On December 11, 2018, the Company announced that it intends to increase its shareholders' equity through a rights offering to shareholders, as part of the plan submitted to Nasdaq Listing Qualifications Department to regain compliance with the Nasdaq minimum stockholders’ equity of $2.5 million requirement for continued listing. As reported, NASDAQ has notified the Company that it has until March 31, 2019, to regain compliance. We also announced that Nistec Ltd., the Company's controlling shareholder, intends to exercise the rights to be offered to it in the rights offering, by converting approximately $2.5 million of debt owed to it by the Company, into ordinary shares of the Company. As is customary in rights offerings, it is expected that the rights offering will be made at a discount to market.

The Ordinary Shares to be issued by Eltek in the proposed rights offering have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company intends to file a registration statement with the Securities and Exchange Commission for purposes of registering the Ordinary Shares issuable in connection with the proposed rights offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Conference Call

Today, Thursday, December 20, 2018, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888- 668-9141
Israel:	03- 9180609
International:	+972-3-9180609

                                  At:
                  8:30 a.m. Eastern Time
                  5:30 a.m. Pacific Time
                 15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Eli Yaffe	Amnon Shemer
Chief Executive Officer	Chief Financial Officer
eliy@nisteceltek.com	amnons@nisteceltek.com
+972-3-9395023	+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	Sep 30,		Sep 30,
	2018	2017	2018	2017

Revenues	8,503	7,703	26,112	23,662
Costs of revenues	(7,530)	(7,734)	(24,118)	(23,075)

Gross profit	973	(32)	1,994	587
	11.4%	(0.4)%	7.6%	2.5%
Selling, general and administrative expenses	(1,280)	(1,166)	(3,648)	(3,399)

R&D expenses, net	0	(3)	(1)	(38)

Operating profit (loss)	(307)	(1,201)	(1,655)	(2,850)

Financial expenses, net	(132)	(3)	(264)	(221)

Profit (loss) before other income, net	(439)	(1,204)	(1,919)	(3,071)

Other income, net	0	0	0	16

Profit (loss) before income tax expenses	(439)	(1,204)	(1,919)	(3,055)

Tax expenses	(24)	(2)	(57)	(52)

Net Profit (loss)	(463)	(1,206)	(1,976)	(3,107)

Net loss attributable to non controlling interest	0	0	0	0

Net Profit (loss) attributable to Eltek Ltd.	(463)	(1,206)	(1,976)	(3,107)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.23)	(0.59)	(0.97)	(1.53)
	(0.23)	(0.59)	(0.97)	(1.53)
Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	2,029	2,029	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	Sep 30,	Sep 30,
	2018	2017
Assets

Current assets
Cash and cash equivalents	1,201	1,003
Receivables: Trade, net of provision for doubtful accounts	7,055	5,871
Other	1,060	956
Inventories	4,330	4,342
Prepaid expenses	367	348

Total current assets	14,013	12,520

Deferred taxes	0	0

Assets held for employees' severance benefits	54	54

Fixed assets, less accumulated depreciation	7,634	8,624

Intangible asset	0	0

Total assets	21,701	21,198

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	9,799	6,482
Accounts payable: Trade	6,300	5,242
Other	3,805	3,852

Total current liabilities	19,904	15,576

Long-term liabilities
Long term debt, excluding current maturities	151	1,402
Employee severance benefits	252	159

Total long-term liabilities	403	1,561

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,298	2,348
Capital reserve	723	695
Accumulated deficit	(20,882)	(18,237)
Shareholders' equity	1,394	4,061
Non controlling interest	0	0
Total equity	1,394	4,061
Total liabilities and shareholders' equity	21,701	21,198

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	Sep 30,		Sep 30,
	2018	2017	2018	2017

GAAP net Income (loss)	(463.24)	(1,206)	(1,976)	(3,107)
Add back items:

Financial expenses (income), net	131.94	3	264	221
Income tax expense	24.38	2	57	52
Depreciation and amortization	415.64	780	1,282	1,619
Adjusted EBITDA	108.72	(422)	(374)	(1,215)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	Sep 30,		Sep 30,
	2018	2017	2018	2017

Cash flows from operating activities:

Net Income (loss)	(463)	(1,206)	(1,976)	(3,107)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	416	432	1,282	1,284
Capital lose on disposal of fixed assets, net	-	-	-	(13)
Amortization of Intangible asset	-	348	-	348
Revaluation of long term loans	(1.00)	2	-	(0)
Decrease (increase) in Deferred Tax	-	-	23	5
	415	782	1,305	1,624

Decrease (increase) in trade receivables	1,016	168	(474)	377
Decrease (increase) in other receivables and prepaid expenses	(538)	(738)	313	(802)
Decrease (increase) in inventories	253	(76)	(661)	(70)
Increase (decrease) in trade payables	(440)	(99)	645	(305)
Increase (decrease) in other liabilities and accrued expenses	(84)	(118)	(134)	(294)
Increase (decrease) in employee severance benefits, net	5	3	32	2
	212	(860)	(279)	(1,092)

Net cash provided by (used in) operating activities	164	(1,283)	(951)	(2,575)

	Three months ended		Nine months ended
	Sep 30,		Sep 30,
	2018	2017	2018	2017

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(86)	(71)	(196)	(232)
Purchase of Intangible asset		-	-
Net cash used in investing activities	(86)	(71)	(196)	(232)

Cash flows from financing activities:
Increase (decrease) in short- term credit	113	2,109	956	1,948
Increase (decrease) in short- term shareholder loan	275	-	1,431	1,430
Repayment of long-term loans from bank	(225)	(230)	(690)	(636)
Proceeds from long-term loans	0	(36)	1	167
Repayment of credit from fixed asset payables	(74)	(8)	(233)	(173)
Net cash provided by (used in) financing activities	89	1,836	1,465	2,736

Effect of translation adjustments	43	(271)	(5)	(160)

Net increase (decrease) in cash and cash equivalents	210	211	314	(230)

Cash and cash equivalents at beginning of the period	991	792	887	1,234

Cash and cash equivalents at period end	1,201	1,003	1,201	1,003